SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                Northwestern Corp
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    668074305

                                 (CUSIP Number)

                                  May 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)





CUSIP No. .............................................................668074305

1)  Name of Reporting Person.......................Lehman Brothers Holdings Inc.

     S.S. or I.R.S. Identification No. of Above Person................13-3216325

2)   Check the Appropriate Box if a Member of a Group.................(a)  [   ]
                                                                      (b)  [   ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power.................................................2,574,992

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power............................................2,574,992

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person......2,574,992


10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row 9.....................7.4%(1)

12)  Type of Reporting Person.................................................HC

(1) Based on 35,907,736 shares of Common Stock outstanding at April 27, 2007 as reported on Form 10-Q filed by the Issuer on May 2, 2007.



CUSIP No. .............................................................668074305

1)  Name of Reporting Person................................Lehman Brothers Inc.

     S.S. or I.R.S. Identification No. of Above Person................13-2518466

2)   Check the Appropriate Box if a Member of a Group.................(a)  [   ]
                                                                      (b)  [   ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power.................................................2,574,992

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power............................................2,574,992

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person......2,574,992

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row 9.....................7.4%(1)

12)  Type of Reporting Person.................................................BD

(1) Based on 35,907,736 shares of Common Stock outstanding at April 27, 2007 as reported on Form 10-Q filed by the Issuer on May 2, 2007.

CUSIP No. .............................................................668074305

1)  Name of Reporting Person..............Lehman Brothers Special Financing Inc.

     S.S. or I.R.S. Identification No. of Above Person................11-2751029


2)   Check the Appropriate Box if a Member of a Group.................(a)  [   ]
                                                                      (b)  [   ]
3)   SEC Use Only

4)   Citizenship or Place of Organization...............................Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)   Sole Voting Power.................................................1,449,500

6)   Shared Voting Power.....................................................-0-

7)   Sole Dispositive Power............................................1,449,500

8)   Shared Dispositive Power................................................-0-

9)   Aggregate Amount Beneficially Owned by Each Reporting Person......1,449,500

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares......[   ]

11)  Percent of Class Represented by Amount in Row 9.....................4.0%(1)

12)  Type of Reporting Person.................................................CO

(1) Based on 35,907,736 shares of Common Stock outstanding at April 27, 2007 as reported on Form 10-Q filed by the Issuer on May 2, 2007.


Item 1(a).        Name of Issuer:

                  Northwestern Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  125 South Dakota Avenue
                  Suite 1100
                  Sioux SD 57104


Item 2(a).        Name of Person(s) Filing:

                  Lehman Brothers Holdings Inc.
                  Lehman Brothers Inc.
                  Lehman Brothers Special Financing Inc.

Item 2(b).        Address of Principal Business Office:

                  Lehman Brothers Holdings Inc.
                  745 Seventh Avenue
                  New York, New York 10019

                  Lehman Brothers Inc.
                  745 Seventh Avenue
                  New York, New York 10019

                  Lehman Brothers Special Financing Inc.
                  745 Seventh Avenue
                  New York, New York 10019


Item 2(c).        Citizenship or Place of Organization:

                  Lehman Brothers Holdings Inc. ("Holdings") is a corporation organized under the laws of the State of Delaware.

                  Lehman Brothers Inc. ("LBI") is a corporation organized under the laws of the State of Delaware.

                  Lehman Brothers Special Financing Inc. ("LBSF") is a corporation organized under the laws of the State of Delaware.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  668074305

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:

              (a) [ ] A broker or dealer under Section 15 of the 1934 Act
              (b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
              (c) [ ] An insurance company as defined in Section 3(a)(19) of the 1934 Act
              (d) [ ] An investment company registered under Section 8 of the
                      Investment Company Act of 1940
              (e) [ ] An investment advisor in accordance with Rule
                      13d-1(b)(1)(ii)(E)
              (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
              (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
              (h) [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act
              (i) [ ] A church plan that is excluded from the definition of investment company under Section 3(c)(14)Of the Investment Company Act of 1940
              (j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)


Item 4.       Ownership


(a)      Amount Beneficially Owned

                  See Item 9 of cover page.

(b) Percent of Class:

                  See Item 11 of cover page.

              (c) Number of shares as to which the person has:

                  (i) sole power to vote or to direct the vote
                  (ii) shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the disposition
                  (iv) shared power to dispose or to direct the disposition

                  See Items 5-8 of cover page.

Item 5.       Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

                  LBI is the actual owner of 1,125,492 shares of Common Stock reported herein. LBI is a wholly-owned subsidiary of Holdings.

                  Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the shares of Common Stcok owned by LBI.

                  LBSF is the actual owner of 1,449,500 shares of Common Stock reported herein. LBSF is a wholly-owned subsidiary of LBI which is a wholly-owned subsidiary of Holdings.

                  Under the rules and regulations of the Securities and Exchange Commission, both LBI and Holdings may be deemed to be the beneficial owners of the shares of Common Stock owned by LBSF.

Item 8.       Identification and Classification of Members of the Group

                  Not Applicable

Item 9.       Notice of Dissolution of Group

                  Not Applicable


Item 10.      Certification

[ ] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[X] By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:   /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title: Vice President

LEHMAN BROTHERS INC.

By:   /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:Senior Vice President

Lehman Brothers Special Financing Inc.

By:   /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:Authorized Signatory



                       EXHIBIT A - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: June 8, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:   /s/ Barrett S. DiPaolo
      Name:  Barrett S. DiPaolo
      Title: Vice President

LEHMAN BROTHERS INC.

By:   /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:Senior Vice President

Lehman Brothers Special Financing Inc.

By:   /s/ Barrett S. DiPaolo
      Name: Barrett S. DiPaolo
      Title:Authorized Signatory